EXHIBIT 3.1

AMENDMENT TO

THE AMENDED AND RESTATED BYLAWS OF

374WATER INC.

On June 7, 2024, the Board of Directors of 374Water Inc. approved and adopted the following amendments to Article I of the Amended and Restated Bylaws thereof.

1.	Section 1.4 of Article I is hereby amended in its entirety to read as set forth below:

Section 1.4. Adjournments.

Any meeting of stockholders, annual or special, may be adjourned from time to time, whether or not a quorum is present, either by the chairman of the meeting or by the stockholders, by the affirmative vote of a majority of shares present in person or represented by proxy at a meeting entitled to vote thereon. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting unless required by law. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.	The first paragraph of Section 1.5 of Article I is hereby amended in its entirety to read as set forth below:

Section 1.5. Quorum; Required Vote.

Except as otherwise required by law or these Bylaws, at each meeting of stockholders, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum.